Date October 16, 2006 Subject File no. 1-13980 Your reference Form 20-F 2005 Our reference 2006-I-00115-RvB

United States Securities and Exchange Commission
Division of Corporation Finance
Attn. Mr. Larry Spirgel, Assistant Director
Mail Stop 3720
Washington, DC, 20549
U.S.A.

Dear Mr. Spirgel,

On behalf of Koninklijke KPN N.V., a company organized under the laws of The Netherlands (the “Company” or “KPN”), I have set forth below the Company’s responses to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 18, 2006, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) filed with the Commission on March 14, 2006. For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company.

Auditor, page 75

1.  We note that your auditors, PricewaterhouseCoopers Accountants N.V., provided “advice with regard to the IFRS conversion and services related to Sarbanes-Oxley and revenue assurance projects.” Please tell us in more detail the nature of the advice and services.

Company Response:

The nature of such advice and services are as follows:

Board of Management	Telephone +31 70 451 01 10	Correspondence address:	Royal KPN N.V. Haaglanden Chamber of Commerce Reg.No. 02045200 NL 008849225B02
Maanplein 55 2516 CK Den Haag The Netherlands	Fax +31 70 451 01 01	P.O. Box 30000 2500 GA Den Haag The Netherlands

International Financial Reporting Standards (“IFRS”) conversion

In 2003, we started our Dutch GAAP to IFRS conversion project in order to be ready for the required adoption of IFRS in the 2005 annual accounts and Form 20-F. As part of the project, we engaged PricewaterhouseCoopers Accountants N.V. (“PwC”), to provide technical advice to assist us in presenting information included within our accounting records in accordance with IFRS. For the duration of the project, KPN’s management retained ownership of the project and all decision-making responsibility. We also maintained responsibility for the preparation of all accounting records and financial statements, including source data underlying the financial statements.

Roles and responsibilities for each phase of the project were as follows:

1) Preliminary study phase - During this phase, we identified the differences between IFRS and Dutch GAAP, the impact of such differences on KPN’s accounts, the potential effect of such differences on systems, processes and people, and a project management structure to facilitate the conversion. Based on this study, we determined the scope of the impact analysis. During this phase, PwC’s role was to review and comment on the identification by KPN’s management of the various topics that needed to be included in the impact analysis phase.

2) Impact analysis phase - During this phase, PwC’s role was to provide KPN with technical advice with respect to the resolution and quantification of IFRS differences that were identified in the preliminary phase. KPN’s management was responsible for the resolution and quantification of such differences. A working group was established for each topic addressed during this phase. Each working group consisted of a KPN conversion manager (from the reporting unit), a KPN IFRS expert and a PwC IFRS expert. The project management of the working group, as well as the decision-making authority within the working group, rested with KPN.

In areas where system changes were necessary for conversion to IFRS, PwC’s role was limited to providing (a) technical accounting advice with regard to required disclosures, and (b) feedback as to the data necessary to prepare these disclosures. PwC was not involved in any activities regarding the functional design or implementation of required system changes. These activities were solely carried out by us.

3) Conversion phase - During this phase, PwC provided (i) project management advice to facilitate issue management and progress monitoring by us, and (ii) assistance in preparing the Technical Review Committee (“TRC”) presentation in order to facilitate the review and decision-making process of the TRC. The TRC established the accounting principles for KPN that are compliant with IFRS and/or US GAAP and made decisions with regard to first time applications. PwC was not involved in any TRC decision-making. PwC also provided generic training sessions on IFRS accounting standards for reporting units and reviewed our IFRS accounting manual and our IFRS compliant Group Reporting Package (for consolidation purposes). The primary responsibility for the preparation of these materials rested with us and we were responsible for project

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management and decision-making throughout this phase.

4) Embedding phase - This phase involved the restatement from Dutch GAAP to IFRS of financial statements for the year ended December 31, 2004. In order to facilitate this process, the information was transferred from the IFRS project organization into our divisions/reporting units. PwC provided project management advice in order to facilitate issue management and progress monitoring by KPN. PwC reviewed relevant IFRS project deliverables and participated in project team meetings. Consistent with prior phases project management and decision-making authority rested with KPN.

Reporting Units documented differences between Dutch GAAP and IFRS in a Component Evaluation. These documents were reviewed by representatives of the KPN divisions. PwC supported issue resolution and advised on issues that arose from the Reporting Units.

As noted above, the lead during the whole IFRS project rested with us. We were responsible for:
•	the production of the IFRS financial statements;
•	the establishment of reliable systems and processes to record, and maintain records of, transactions;
•	the establishment, testing and maintenance of internal control procedures and systems, and the selection of appropriate and relevant accounting policies and disclosures; and
•	the overall project management and all decision-making.

KPN also hired other third parties, including Atos Consulting and Hyperion, to advise KPN on the IFRS conversion, especially in the analysis, design and implementation of system changes (e.g. billing systems and reporting systems).

PwC consulted with the Netherlands independence office regarding the independence compliance aspects of the IFRS conversion engagement. As an additional measure taken to ensure independence, a separate PwC team was set up for the IFRS project under the supervision of a PwC partner not involved in the audit of the financial statements of KPN. Furthermore, PwC was not involved in any calculation or posting of any journal entries, except sample journal entries provided in some cases to explain the concepts of certain accounting standards.

Sarbanes-Oxley

During 2004 and 2005, we prepared for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOx”). We engaged Deloitte and Atos Consulting to assist us in the design and documentation of our internal controls over financial reporting. PwC performed the following services:

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•	commenting on KPN’s scoping selection of significant line items, disclosures, components and locations;
•	commenting on KPN’s internal control documentation and design effectiveness through inspection of the internal control documentation;
•	reviewing and commenting on a gap analysis, based on the COSO standards, and internal control design deficiencies;
•	discussing findings with management;
•	commenting on the documentation and design effectiveness of company level controls, including anti-fraud procedures; and
•	discussing technical issues and developments.

We retained all responsibility for determining the procedures deemed necessary in connection with KPN’s compliance with the provisions of Section 404, executing such procedures, and assessing the results and adequacy of such procedures. PwC was not responsible for the design or implementation of any internal controls or financial systems, and has not been required to audit any of its work.

Revenue Assurance

PwC’s audit related services relating to revenue assurance projects in 2004 consisted of, for E-Plus (a wholly owned subsidiary of KPN), an audit of the process for changes to the billing rules for the mediation device (a system that interfaces between the telephony switch and the billing systems) and an evaluation of the existing rules in the mediation device, as well as an engagement concerning the benchmarking of sales figures for E-Plus retail outlets. For Xantic (a 65% owned subsidiary of KPN), such services consisted of reviewing the sufficiency of controls in respect of the systems and processes to ensure completeness and accuracy of billing.

In 2005, PwC’s engagements relating to revenue assurance consisted of, for E-Plus, reviewing and commenting on existing controls in respect of certain systems and processes to ensure the completeness and accuracy of billing and accounting in the general ledger, as well as an engagement concerning the benchmarking of sales figures for E-Plus retail outlets.

KPN has retained management responsibility for all revenue assurance matters, and in no circumstance did PwC’s engagement cover the design or implementation of any financial systems or controls or the maintenance of any accounting books or records.

General

All the foregoing engagements were discussed with and pre-approved by our Audit Committee in accordance with the pre-approval procedures described on page 75 of our Form 20-F.

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Foreign Currency Translation, page 107

2.  Tell us what you mean by your disclosure, “translation differences on items for which changes are recognized through the Consolidated Income Statement respectively Group Equity are also recognized in the Consolidated Income Statement respectively Group Equity,” and how it complies with the provisions of IAS 21.

Company Response:

Pursuant to paragraph 30 of IAS 21, The Effects of Changes in Foreign Exchange Rates, KPN’s accounting policy is to recognize exchange differences on non-monetary assets and liabilities as part of the fair value gain or loss. Therefore, exchange differences on non-monetary assets and liabilities such as financial assets recorded at fair value through profit or loss are recognized in the Consolidated Income Statement as part of the fair value gain or loss. Exchange differences on non-monetary assets such as financial assets classified as available for sale are included in the available for sale assets reserve in Group Equity in the Consolidated Balance Sheet.

To clarify the disclosure of our accounting policy, we propose to amend the disclosure referred to in your comment in our future filings as follows:

“Exchange differences on non-monetary assets and liabilities are reported as part of the fair value gain or loss. Accordingly, exchange differences on non-monetary assets and liabilities such as financial assets recorded at fair value through profit or loss are recognized in the Consolidated Income Statement as part of the fair value gain or loss. Exchange differences on non-monetary assets such as financial assets classified as available for sale are included in the available for sale assets reserve in Group Equity in the Consolidated Balance Sheet.”

Intangible Assets, page 108

3.  We note that costs incurred on development projects are recognized as intangible assets in certain instances. Tell us the amount of capitalized development costs and how you meet the criteria under IAS 38 for capitalization. Further, tell us how you were able to distinguish the research  phase from the development phase.

Company Response:

In 2005 and 2004, we did not capitalize any costs incurred on development projects. Total

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research costs that were expensed in those years amounted to €20 million and €24 million, respectively, as disclosed in Note 5 “Other operating expenses”, in the Notes to the Consolidated Income Statement on page 115 of our Form 20-F. At December 31, 2005 and 2004, there were no capitalized development costs.

To assess whether an internally generated intangible asset meets the criteria for capitalization under paragraphs 52 (and 57) of IAS 38, Intangible Assets, KPN evaluates whether the costs relate to a research phase or a development phase.

Our research and development activities are performed by a third party, as disclosed on page 37 of our Form 20-F. This third party supports KPN with advice on strategic issues, technological innovations and determining alternative processes and systems.

We evaluated the nature of our research and development costs, and for 2005 and 2004 none of them satisfied the capitalization criteria for ‘development’ as described in paragraph 57 of IAS 38. Based on this evaluation, we concluded that based on paragraphs 54 to 56 of IAS 38 these activities should be categorized as research and must be recognized as costs in the Consolidated Income Statement.

Provisions for Retirement Benefit Obligations, page 110

4.  We note that you recognize past-service costs for pensions on a straight-line basis over the average vesting period of the amended pension or early retirement benefits. Please confirm that for any benefits that are already vested immediately following the introduction of, or changes to, a defined benefit plan, you recognize past service cost immediately. Refer to paragraph 96 of IAS 19.

Company Response:

We confirm that it is our policy, in accordance with paragraph 96 of IAS 19, Employee Benefits, to recognize past service costs immediately for any benefits that are vested immediately following the introduction of, or changes to, a defined benefit plan.

In future filings we propose to amend our accounting policy disclosure as follows:

“Past-service costs are recognized immediately in the Consolidated Income Statement, unless the entitlements to the adjusted benefits depend on the employees’ future service (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Gains or losses on the curtailment or settlement of a defined benefit plan are recognized on the date of the curtailment or settlement.”

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Termination Benefits, page 110

5.  We note your statement that you are charging or crediting actuarial gains and losses related to long-term employee obligations to income over  the expected average remaining working lives of the related employees. Tell us how this complies with paragraph 129 of IAS 19, which states that actuarial gains and losses and past service cost should be recognized immediately.

Company Response:

KPN recognizes actuarial gains and losses and past-service costs for other long term employee benefits immediately and therefore complies with the requirements of paragraph 129 of IAS 19. In future filings, we propose to amend our disclosure as follows, so as to bring our disclosure fully in line with our accounting policy.

“These employee benefits include long-service leave or sabbatical leave, jubilee or other long-service benefits, long-term disability benefits and, if they are not fully payable within twelve months after the end of the period, profit-sharing, bonuses and deferred compensation. The expected costs of these benefits are accrued over the period of employment using an accounting method similar to that for defined benefit pension plans, except that actuarial gains and losses and past-service costs are recognized immediately.”

Revenue Recognition, page 111

6.  We understand that the prepaid customers forfeit their call credits if the prepaid cards are not charged during any 12-month period. Please tell us and disclose how you are accounting for these prepaid cards and the basis for your accounting under IFRS. Also, tell us whether you have an obligation to provide the service if the prepaid customer demands you to deliver the service after the 12-month period.

Company Response:

The IFRS accounting policy within KPN for revenue recognition is based on IAS 18, Revenue. As KPN presents US GAAP information in its financial statements, it has considered the guidance for revenue recognition in SAB 104, Revenue Recognition.

Our accounting policy is to record deferred income for cash received upon the sale of a

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prepaid card. The deferred income is released to revenues based on actual airtime usage. Any remaining deferred income is only released to revenue at the moment the obligation to provide the service no longer exists. We believe KPN has not had and does not have any obligation to provide service to customers beyond the term set forth in the general terms and conditions. Therefore, KPN releases the remaining amount of the deferred income once the term expires for a pre-paid card.

Accordingly, we propose to make the following disclosure in our future filings:

“Recognition of revenues for prepaid cards is based on actual airtime usage or the expiration of the obligation to provide service which is generally set forth in the general terms and conditions of the specific contract.”

A recent German court decision (involving another mobile operator) required that the mobile operator provide service for customers changing carriers if the customers have unused prepaid amounts on their calling cards. This decision is not binding on KPN.  If, in the future, the situation should change, we will assess the impact, if any, on our accounting and disclosures. To the extent our policy changes, we will modify the above disclosure in future filings accordingly.

7.  We note your revenue recognition policy for peripheral and other equipment. Please tell us why this recognition policy is appropriate under IFRS for your handsets sold with a related service contract.

Company Response:

Our accounting policy with regard to the sale of peripheral and other equipment is as follows:

When handsets are sold with a related service contract we consider this as a multiple element arrangement. Accordingly, separate elements of a single transaction should be accounted for separately if this reflects the substance of the transaction. KPN believes that the handset and the service constitute separate elements.

KPN notes that IFRS does not provide specific additional guidance on the allocation of consideration to separate elements, and has therefore considered guidance set by other standards in determining its policies in accordance with paragraph 12 of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As KPN presents US GAAP information in its financial statements, it has specifically considered the guidance on accounting for multiple element arrangements included in EITF 00-21, Revenue Arrangements with Multiple Deliverables, and accordingly allocates arrangement consideration to the separate elements based on their relative fair values.

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In accordance with IAS 18 and SAB 104, the consideration allocated to the handset is recognized upon delivery to the customer as this is when the revenue recognition criteria for this element are met. Because in many cases the consideration due upon delivery of the handset is less than its relative fair value, KPN does not recognize revenue up to the relative fair value if receipt of further consideration is contingent upon KPN providing future service. This is consistent with the guidance on contingent revenues in EITF 00-21 and SAB 104.

Under the section entitled “Revenue arrangements with multiple deliverables” we propose to add in future filings the following disclosure regarding revenue recognition for sales of peripheral and other equipment:

“Any consideration allocated to the sale of peripheral and other equipment, up to the amount of non-contingent cash received, is recognized as revenue when all significant risks and rewards of ownership of the equipment are transferred to the buyer.”

We concluded that KPN’s accounting policy in this respect is consistent with both IFRS and US GAAP.

E-Plus, page 119

8. We note that you refer to the assistance of a third party valuation specialist. While you are not required to make reference to a third party valuation specialist, when you do you should also disclose the name of the expert and include the consent of the expert if the reference is made in a 1933 Act filing. If you decide to delete your reference to the third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment. Also, comply with this comment on page 64 and for your reference to independent valuations on page 63.

Company Response:

In future filings, we will either name the third party valuation specialist or disclose the methodology and assumptions used by management. In the case of 1933 Act filings, we will also include the consent of any such third parties we name. We respectfully advise the Staff that the third party referred to on pages 63, 64 and 119 of our Form 20-F is Duff & Phelps, who has agreed to provide the required consent if KPN makes any 1933 Act filings in the future.

Note 24. Provisions for other liabilities and charges, page 128

9.  We note that one of the criteria to recognize other liabilities and charges is that it is more likely than not that an outflow of resources will be required to settle the obligations. Please

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disclose this difference between IFRS and US GAAP in the US GAAP reconciliation note.

Company Response:

Our provisions for other liabilities and charges as disclosed on pages 128 and 129 of our Form 20-F can be further detailed as follows:

	2005	2004
(in millions of euro)
1. Restructuring	125	116
2. Asset retirement obligation	240	189
3. Other long-term employee benefits	41	42
4. Onerous contracts/ guarantees	45	61
5. Claims & litigations	32	18
Total	483	426

For the major part of these provisions (i.e., items 1 to 4), KPN concluded that there is a high likelihood that an outflow of resources will take place for such provisions and that these items meet the definition of a provision set forth in IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the definition of a liability under relevant standards in US GAAP (including FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, FAS 143, Accounting for Asset Retirement Obligations, FAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34).

Of the total amount of €483 million in 2005, €32 million relates to Claims and litigations as discussed in Note 24 (page 129 of our Form 20-F). With regard to Claims & litigations, we acknowledge that IAS 37 interprets “probable” as “more likely than not” whereas FAS 5, Accounting for Contingencies, defines “probable” as the future event or events are likely to occur. Although the term “probable” is prone to subjective evaluation, we also acknowledge that the US GAAP interpretation of “probable” is generally expected to represent a higher degree of certainty than “more likely than not”.  Based on our evaluation of significant items in Claims & litigations, we believe that the recognized Claims & litigations meet the criteria for recognition under IFRS and US GAAP.  Therefore we did not report any reconciling difference for the years covered in our Form 20-F.

To the extent any differences between US GAAP and IFRS in accounting for other liabilities and charges arise, we will disclose such differences in our US GAAP reconciliation note in future

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filings.

Rental and Operational Lease Contracts, page 137

10.   Please provide a general description of your significant leasing arrangements to comply with paragraph 35 d. of IAS 17.

Company Response:

As of December 31, 2005, total outstanding commitments relating to rental contracts and operational lease contracts were €2,430 million. This amount is comprised of commitments relating to buildings (€719 million), site rentals and radio site contracts (€1,417 million) and other (€294 million), which primarily consists of maintenance and service contracts (€115 million) and car leases (€99 million).

We propose to add the following disclosure to our existing disclosure in future filings:

“For buildings, the majority of agreements include an option for renewal of the contract and rental fees that are subject to a yearly indexation percentage. In some contracts, KPN has an option to buy the property when the landlord wants to sell that property.

For site rentals and radio site contracts, the majority of agreements include an option for renewal of the contract and rental fees that are subject to a yearly indexation percentage. In addition, the majority of agreements can be cancelled by KPN only, with a notice period of 12 months.”

We respectfully inform the Staff that KPN’s arrangements do not include certain other terms that may be found in leasing arrangements, such as contingent rent features or restrictions imposed by lease arrangements, that are required to be disclosed under IAS 17, Leases, paragraph 35 d. We also confirm to the Staff that the above disclosure encompasses our significant leasing arrangements.

Related Party Transactions, page 140

11. Please disclose key management personnel compensation in total and for the categories outlined in paragraph 16 of IAS 24. Also, provide all of the disclosures required by paragraph 17 for your related party transactions.

Company Response:

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Key management personnel compensation

We respectfully advise the Staff that we believe we have complied with the disclosure requirements of paragraph 16 of IAS 24, Related Party Disclosures.

Key management compensation is disclosed in the Remuneration Report on pages 80 to 87 of our Form 20-F. This disclosure is referenced on page 113 of our Form 20-F.

To facilitate the Staff’s review, the following is a summary of the information provided in pages 80 to 81 of our Form 20-F:

Total compensation of key management for the year 2005 amounted to €5,680,446 (€5,294,158 for our Board of Management members and €386,288 for our Supervisory Board members).

Total compensation (and the details thereof in line with paragraph 16 of IAS 24) of current and former members of our Board of Management is set forth in the following table:

	Short-term payments
2005	Salary	Bonus	Post-employment benefits	Other long-term benefits	Termination benefits	Share based compensation	Total
(in euros)
Scheepbouwer	1,001,397	1,001,900	-	-	-	828,898	2,832,195
Smits	423,828	104,761	84,700	-	-	117,053	730,342
Demuynck	453,828	348,255	174,200	-	-	395,498	1,371,781

Henderson	-	177,560					177,560
Blok	-	182,280					182,280

Total	1,879,053	1,814,756	258,900	-	-	1,341,449	5,294,158

For the compensation of our Supervisory Board members please refer to the table on page 86 of our Form 20-F.

Related Party Transactions

We respectfully refer the Staff to our related party transactions disclosure on pages 140 and 141 of our Form 20-F.

All transactions with related parties were in the ordinary course of business, except for the

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acquisition of the remaining 2.16% stake in KPN Mobile from NTT DoCoMo for a consideration of €5 million and the right to use NTT DoCoMo internet technology in Germany, which are discussed on page 112 of our Form 20-F. The total value of transactions during 2005 with related parties amounted to approximately €80 million, of which the majority relates to transactions in the ordinary course of business conducted with Nortel. As disclosed on page 141 of our Form 20-F, one of the members of our Supervisory Board is a non-executive member of the board of directors of Nortel. At December 31, 2005 the amount of outstanding receivables and outstanding payables in connection with related party transactions was less than €10 million.

For the financial period covered by our Form 20-F, no major transactions took place between KPN and members of the Board of Management or close members of their families.

Please also note that KPN’s Code of Ethics requires avoidance of conflicts of interest.

Subsequent Events, page 141

12.  Please tell us in more detail the nature and terms of the Memoranda of Understanding (“MOU”) with Ericsson and Huawei and how this MOU affects your networks and licenses.

Company Response:

Nature and terms of the MOUs: The MOU with Ericsson provides conditions and prices for products and services to be supplied by Ericsson for our 3G Radio Network, including a Network Management System to secure further roll-out of the 3G Radio Network and HSDPA (High Speed Downlink Packet Access; an evolution of UMTS, increasing the available data rate by a factor 5 or more) implementation. This MOU has an indefinite term.

The MOU with Huawei sets out the conditions and prices for equipment to be supplied by Huawei. The purpose of this MOU was to replace the current KPN Mobile 2G and 3G Core Network (Ericsson & Nokia) equipment with Huawei equipment. In October 2006, we entered into a definitive agreement with Huawei which incorporated substantially the same terms as set forth in the MOU. This agreement has an indefinite term, but either party may terminate the agreement from January 1, 2013, subject to a one-year notice period.

Impact on our networks and licenses: With the signing of the MOUs, we were able to announce on February 28, 2006 our intention to integrate the network acquired from Telfort with the network of KPN Mobile The Netherlands. Under the MOU with Ericsson and the agreement with Huawei, Ericsson and Huawei will provide key components for the upgraded, integrated network, which will be less expensive than the existing networks. The integrated network may impact the useful life of both our networks and related licenses.

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As disclosed in our Form 20-F, detailed plans regarding the network integration were still being developed at the time of the Form 20-F filing. Our subsequent quarterly press releases and reports have further updated our security holders regarding the status of the planned integration and its potential impact on our assets.

Segment Reporting, page 143

13.  Tell us and disclose your basis of pricing inter-segment transfers and any change therein. Refer to paragraph 75 of IAS 14.

Company Response:

In our segment reporting on pages 143 to 145 the following intersegment revenues are disclosed:

	2005	2004
(in millions of euro)
Wholesale & Operations	3,540	3,789
Consumer	19	27
Business	160	159
Eliminations	-3,146	-3,407
Total Fixed	573	568

KPN Mobile The Netherlands	467	491
E-Plus	47	46
BASE	29	21
Eliminations	-56	-43
Total Mobile	487	515

In 2005, KPN changed the organizational structure of its Fixed Division, pursuant to which a distinction was made between the Consumer segment and the Business segment (retail segments with strong market focus), and the Wholesale and Operations segment. In the new structure, the Wholesale and Operations segment sells products externally to the wholesale market and internally to the Consumer and Business retail segments. The basis for inter-segment pricing within our Fixed Division was determined following this change in organizational structure and can be described as follows:

1) For identical products which are also sold to external parties, we use wholesale prices,
2) For non-regulated retail products which do not fall within the scope of category 1, we use cost-based prices, and
3) For regulated retail products which do not fall within the scope of category 1, we use
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external purchase costs and an additional charge which is equal to a pre-determined percentage of the difference between the gross external retail revenues and external purchase costs; this method is also referred to as “retail-minus”.

For Mobile services our inter-segment pricing is as follows:

KPN’s mobile terminating services are in some aspects regulated; the price level of the mobile terminating services to external wholesale operators has been set in consultation with and approved by the Dutch competition and telecommunications regulators; the mobile terminating tariffs are applied on a non-discriminatory basis by KPN Mobile to KPN Fixed and to other (external) operators.

Roaming tariffs between our Mobile operators are based on bilateral agreements and contain generally similar terms as bilateral agreements with third parties.

In our Form 20-F, in order to ensure comparability with 2005, we restated our 2004 data to reflect such new inter-segment transfer pricing.

We intend to include the foregoing pricing information (modified for any subsequent changes) in future filings. We will also disclose in such filings any changes to the basis of our inter-segment pricing.

Reconciling items and explanation of certain differences between IFRS and US GAAP

A. Goodwill, page 150

14.   We note your statement that the “difference is primarily caused by the impairment assessment being performed at the reporting unit level under US GAAP as opposed to the cash-generating unit level under IFRS, which are not always the same.” Please tell us and disclose the difference between your “cash-generating unit” under IFRS and your “reporting unit” under US GAAP.

Company Response:

As discussed on pages 149 and 150 of our Form 20-F, we recorded a €1 million goodwill impairment charge under US GAAP and a corresponding €8 million charge under IFRS, resulting in a difference of €7 million in 2004.

Under IAS 36, Impairment of Assets, a “cash generating unit” is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For impairment testing purposes, cash generating

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units or groups of cash generating units to which goodwill is allocated must represent the lowest level at which goodwill is monitored by management and not be larger than a segment.

The definition of a “cash generating unit” under IFRS is different than the definition of “reporting unit” as defined by FAS 142, Goodwill and Other Intangible Assets. A reporting unit is defined as either (1) an operating segment, as defined in paragraph 10 of FAS 131, Disclosures about Segments of an Enterprise and Related Information, or (2) one level below an operating segment, referred to as a component.

The €7 million difference in 2004 related to the reporting unit Xantic. Xantic is one level below the operating segment and we determined that it was a reporting unit in accordance with the above definition under FAS 142. This reporting unit consisted of two cash generating units, (1) Satellite Communication and (2) Software and Consultancy, which had largely independent cash flows and to which goodwill was separately allocated. This difference in reporting units was eliminated in 2005 when we sold the Software and Consultancy cash generating unit.

Consistent with the foregoing, in future filings, we will disclose any material impact arising from differences between our cash generating units and reporting units.

15.   Please tell us if the sites to be abandoned are being utilized by the UMTS Network. Also, tell us why the expected number of sites to be dismantled has decreased. Finally, explain to us in more detail the difference and refer to your basis in the accounting literature that addresses your accounting under both US GAAP and IFRS.

Company Response:

Background: In 2003, KPN entered into an agreement to purchase the UMTS Network of Mobilcom, which had decided to terminate its UMTS business. The Mobilcom network consisted of 3,727 sites with attached individual site lease agreements. Certain sites were also fitted with network assets (infrastructure). In total, 2,997 sites, including related rental agreements, were transferred to KPN. At the time of the purchase of the UMTS Network from Mobilcom, KPN’s plan was to integrate 948 sites into its own UMTS Network and to terminate 2,049 sites, including dismantling where applicable. In other words, KPN agreed to accept the liability to terminate 2,049 sites in exchange for receiving 948 sites in preferred locations as KPN believed that the value of the 948 sites exceeded the cost of terminating the 2,049 sites and related obligations.

Decrease in the expected number of sites to be dismantled: As mentioned above, at the time of the purchase of the UMTS Network from Mobilcom, KPN’s plan was to integrate 948 sites and to terminate 2,049 sites, including dismantling where applicable. These 948 sites were specifically designated in the purchase contract and the integration of only those sites was consistent with KPN’s roll-out plan for its own UMTS Network at that time. However, in view of market developments in 2004, KPN adjusted the original roll-out plan for its network, as a result

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 of which the number of usable sites from the Mobilcom network increased from 948 sites to 1,795 sites. Therefore the expected number of sites to be dismantled decreased.

Accounting differences under US GAAP and IFRS:

US GAAP accounting:

KPN’s plan (at the time of the purchase of the UMTS Network) was to integrate 948 sites and to terminate 2,049 sites, including dismantling where applicable. Under US GAAP, if consideration given in an exchange transaction is not in the form of cash, measurement is based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident and, thus, more reliably measurable (FAS 141, Business Combinations, paragraph 6). Although this transaction was an asset acquisition and not a business combination, the same accounting principle applies. As this was a distressed sale for Mobilcom due to its decision to terminate its UMTS business, the fair value of the liabilities assumed was more reliably measurable than the fair value of the assets received. Therefore, pursuant to paragraph 37(k) of FAS 141, the consideration for the 948 sites to be used was equal to the estimated termination and dismantling costs for the sites to be abandoned.

Consequently, under US GAAP, the capitalized amount relating to the sites to be used was equal to the estimated cost of termination of lease agreements for the unused sites and asset retirement obligations for used and unused sites, for which a provision was recognized.

In 2004, when KPN’s original roll-out plan was adjusted, the original estimates for onerous contracts and asset retirement obligations were updated, resulting in a release in the provision. As the provision formed the basis for the asset valuation, the reduction in the provision was recognized as a reduction in the asset value.

IFRS accounting:

While IFRS has similar measurement principles in exchange transactions where consideration is not in the form of cash (paragraph 24 of IAS 16, Property, Plant and Equipment, and paragraph 16 (c) of IAS 16), IFRS does not allow the consideration of management’s intentions in determining fair values, as stated by paragraph 43 of IFRS 3, Business Combinations. Therefore, in determining the fair value of the assets acquired, the obligation for all 2,997 sites was estimated, notwithstanding KPN’s intention to terminate certain sites.

Since management could not take into account the sites to be abandoned, KPN did not recognize an onerous contract provision under IFRS for the related lease agreements. However, the assumption of the lease obligations for all sites resulted in KPN acquiring the rights to use the land and the title to the fixed assets that were constructed on the land; therefore the transaction as a whole was subject to IAS 17, Leases. KPN determined the minimum lease payments in

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accordance with this standard, and subsequently bifurcated these payments into finance leases (for the infrastructure assets) and operational leases (for the land) in accordance with paragraphs 8, 10 and 15 of IAS 17. The bifurcation resulted in the recognition of a finance lease obligation in KPN’s balance sheet. Also, an asset retirement obligation was recognized. Assets were capitalized for an amount equal to the estimated financial lease obligation and the estimated asset retirement obligation. The value of the sites expected to be abandoned was recognized immediately as an impairment charge in the income statement as the salvage value for the abandoned sites is nil.

In 2004, when KPN’s original roll-out plan was adjusted, the sites to be integrated could no longer be considered impaired, which resulted in a partial reversal of the impairment, pursuant to paragraphs 110-114 of IAS 36, Impairment of Assets.

C. Reorganization and Restructuring, page 151

16.   We note your reconciling item in 2004. Tell us the types of restructuring-related expenses that were not provided for under US GAAP by the end of 2003, but were provided for under IFRS. Describe in detail the difference in your accounting under both US GAAP and IFRS. Please consider providing more detailed disclosure.

Company Response:

At the end of 2003, the restructuring-related expense (totalling €17 million) that was not provided for under US GAAP but was provided for under IFRS related to an estimated fine on a revenue guarantee agreement entered into in 2001. For IFRS purposes, this fine was accounted for under IAS 37; for US GAAP purposes, it was accounted for under FAS 5.

The agreement was an onerous contract under IFRS (IAS 37) but a provision could not be recognized under US GAAP as the recognition criteria under FAS 5 were not satisfied. FIN 45, which came into effect in 2002, was not applicable because it only applies to guarantees issued or modified after December 31, 2002; KPN’s revenue guarantee agreement was entered into in 2001. KPN’s revenue guarantee agreement was cancelled in 2004, thereby eliminating the need for any reconciling differences in 2004 and 2005.

* * *

In connection with these responses, KPN acknowledges that (i) KPN is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KPN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the enclosed submission, or if we can be of any assistance in expediting your review, please contact Mr. Philip Boeckman of Cravath, Swaine & Moore LLP (011-44-207-453-1020). Accounting questions may be addressed to Mr. Harald Smitshoek, Manager External Reporting of the Company (011-31-70-343-7874) and myself (011-31-70-451-0110), and Ruud Dekkers (011-31-20-568-5668) and Carina Markel (011-31-20-568-6590), both of PricewaterhouseCoopers, the Company’s independent auditors.

Very truly yours,

/s/ Marcel Smits
Marcel Smits
Chief Financial Officer

Copy to:
Mr. Dean Suehiro, Mail Stop 3720
Mr. Kyle Moffatt, Mail Stop 3720

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